

May 19, 2015

Mr. Luca Maestri
Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

      Re: Apple Inc.
             Form 10-K for the Fiscal Year Ended September 27, 2014
             Filed October 27, 2014
             File No. 000-10030
             Form 10-Q for the Quarterly Period Ended December 27, 2014
             Filed January 28, 2015
             File No. 001-36743

Dear Mr. Maestri:

We have reviewed your April 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2015 letter.

Form 10-K for the Fiscal Year Ended September 27, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comments 2 and 3. We also note in your response to prior comment 8 that your chief operating decision maker (CODM) receives additional information to monitor performance of the company. With a view towards looking at the company through the eyes of management, please tell us whether any of this additional

information contains key performance indicators used by the CODM or management to manage the business and whether it would be considered material to investors thus requiring MD&A disclosure. Please also tell us whether there are any other key performance indicators management uses to analyze the business. For example, does management monitor or analyze the sales of products by generation (e.g. iPhone 6, iPhone 5, etc.)? Refer to Section I.B. of SEC Release No. 33-8350.

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

2. We note your response to prior comment 6 in which you provided an organizational chart that includes the individuals who report directly to the CODM. In an effort to better understand the nature of your segment management and how they communicate to your CODM, please tell us who your segment managers are and what they are responsible for. We refer you to 280-10-50-7.

3. In your response to prior comment 6, you state that no group or individual has overall responsibility for a product throughout its entire lifecycle and that no group or individual is measured or compensated on product profitability. Please tell us how the CODM determines which products to introduce or discontinue, the information he uses to make such decisions, and the individuals he involves in those discussions.

4. To the extent that your CODM receives profitability information at a level below the consolidated financial statements (e.g., by product, product generation) please tell us how the CODM uses this information. Please also tell us with whom the CODM discusses the disaggregated results to understand the reasons for the results.

5. Please explain the process in which your budgets are developed, including the nature of the information prepared (e.g., by geography, by product) at each stage of the process and the individuals involved in the review and approval of each stage of the process. Please also tell us whom the CODM discusses budget-to-actual variations with and the nature and frequency of those conversations.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief